MICHELIN

SUPPL

July 3, 2006

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

06015138

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 12 2006
WASH. D.C.
185

RE: SEC File #82-3354

Gentlemen:

Michelin

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- English translation of French text published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on May 26, 2006.
- Letter to Shareholders dated May 29, 2006.
- English translation of French text published in the BALO on June 9, 2006
- Michelin Performance and Responsibility Report - 2005 Update.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

dlw 7/14

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

SEC FILE #82-3354

TRANSLATION OF THE FRENCH TEXT

COMPAGNIE GENERALE DES ETABLISSEMENTS
MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,775,250 Euros
Registered Office: 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme)
855 200 887 R.C.S. Clermont-Ferrand

Rights to Vote

Pursuant to the provisions of Articles L. 233-8 of the Commercial Code and Article 247 of the decree of March 23, 1967, the Company informs its shareholders that at May 12, 2006, the date on which was held the mixed general meeting, the total number of the existing rights to vote was 185 556 930.

Letter to Shareholders

SEC File #82-3354

29TH MAY 2006

Dear Madam, Dear Sir,
Dear Shareholder,

We are all deeply saddened by the sudden death of Mr. Edouard Michelin last Friday, the 26th of May.



Many of you knew him personally, and I know that you held him in highest esteem.

Naturally our thoughts go out to his family, especially to his wife and children and to his parents, Mr. and Mrs. François Michelin, whom we have assured of our complete loyalty and support during this time of trial. On behalf of the Company I wish to extend to you the expression of my sympathy in these moments of profound sadness for us all.

For twenty years, Mr. Edouard Michelin strove relentlessly and passionately for our Company, which he managed with skill and determination in the course of the last seven years. Thanks to him, Michelin today is a modern and dynamic Company, acknowledged as a leader throughout the world. We have lost a young and incredibly powerful leader.

At our Shareholders' Meeting on the 20th of May 2005, you voted to appoint me Joint Managing Partner. For more than ten years I had the good fortune to work in close collaboration with Mr. Edouard Michelin and to participate in many of the important decisions regarding the company's direction. With the support of the members of Michelin's Group Executive Council, the top managers and with the confidence of the Supervisory Board, and being able to rely upon our strong team spirit, I am henceforth assuming the full responsibilities as the head of the Michelin Group.

The course is clear. The Company's strategy over the next five years was presented to you on the 12th of May at our Annual Shareholders' Meeting. It was also explained to all company leaders worldwide during our "Journées Groupe". I am totally committed to the complete implementation of this strategy, and to the long-term success of our remarkable Company.

For the entire Michelin team, our continuing success is the best tribute we can pay to the memory of Mr. Edouard Michelin.

Michel Rollier

MICHELIN
A better way forward

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
(Michelin et Cie.)

Partnership limited by shares with capital of 286,775,250 Euros
Registered Office: 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme)
855 200 887 R.C.S. Clermont-Ferrand

STATUTORY AUDITORS' REPORT
on the financial statements

Translated from the original French language report

Year ended December 31, 2005

To the Shareholders,

In compliance with the assignment entrusted to us by the Shareholders, we hereby report to you, for the year ended December 31, 2005, on:

- the audit of the accompanying financial statements of COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN;
- the justification of our assessments;
- the specific verifications and information required by law.

These financial statements have been approved by the Managing Partners. Our role is to express an opinion on these financial statements based on our audit.

I - Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities as of December 31, 2005 and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

II - Justification of our assessments

In accordance with the requirements of article L.823-9, al 1 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matter:

- The note c) to the accounts discloses the accounting principles applied for the valuation of investments. The note "Provisions on investments" discloses a release of provision for depreciation for an amount of EUR 192.6 million on Manufacture Française des Pneumatiques Michelin's shares of which EUR 96.3 million were made by transfer to the specific "revaluation reserve" account.

When assessing the valuation assumptions of the Company, we reviewed the appropriateness of the valuation and impairment methodology applied to the investments and the correctness of the provision release and of its accounting treatment.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

III - Specific verification and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Managing Partners, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

As required by the law, we also verified that details of the identity of shareholders are disclosed in the Managing Partners' Report.

Neuilly-sur-Seine and Paris, March 7, 2006

PricewaterhouseCoopers Audit
Dominique PAUL

Corevise
Stéphane MARIE

Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

STATUTORY AUDITORS' REPORT
on the consolidated financial statements

Translated from the original French language report

Year ended December 31, 2005

To the Shareholders,

In compliance with the assignment entrusted to us by the Shareholders, we have audited the accompanying consolidated financial statements of COMPAGNIE DES ETABLISSEMENTS MICHELIN for the year ended December 31, 2005. These financial statements have been prepared for the first time in accordance with IFRSs as adopted by the EU. They include comparative information restated in accordance with the same standards in respect of financial year 2004, except for IAS 32, IAS 39 which have been applied as from January 1, 2005 according to the option offered by IFRS 1.

I - Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31, 2005 and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the EU.

II - Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

- The note 1 to the accounts related to the basis of preparation of the consolidated financial statements presents the major assumptions and estimates used by the management, in particular with respect to impairment of non-financial assets and to employee benefits.

  We have examined the process applied for the determination by the management of the assumptions used and their implementation, as well as the corresponding information disclosed in the notes to the accounts.
- The note 8 to the accounts "Non-recurring income and expenses" mentions the modification of the post-retirement prescription drug plans for retirees and eligible active non union employees of Michelin North America in the United States.

  We have verified the appropriateness of the accounting treatment as described in this note.
- The note 17 to the accounts "Deferred tax assets and liabilities" presents deferred tax assets amounting to EUR 1 156 million.

  We have verified that the recognition of tax assets complies with the accounting rules and principles described in paragraph "Income tax" of the note 2 to the accounts and that no deferred tax assets are recognized for entities that would not yet have demonstrated their capacity to offset tax losses against profits.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

III - Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group report of the Managing Partners. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Neuilly-sur-Seine and Paris, March 7, 2006

PricewaterhouseCoopers Audit
Dominique PAUL

Corevise
Stéphane MARIE

Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

SEC File #82-3354

Michelin Performance and Responsibility



2005 Update

MICHELIN

A better way forward


MICHELIN

Dear Reader,

Following the *Michelin Performance and Responsibility* report covering 2003 and 2004, we are pleased to bring you the *2005 Michelin Performance and Responsibility Update.* The aim of this update is to provide a succinct account of developments in the most significant indicators, in our nine areas for specific action, and also inform you of other noteworthy facts as our approach moves ahead. Indeed, over and above subjects which are treated at Group level, it is in daily decision-making that we intend to put our Michelin Performance and Responsibility approach into practice.

Our ambition is to be highly effective as we carry out all our responsibilities.

As a leading international company in a key sector of road mobility, we have many responsibilities towards a large number of people. In addition to the development of our team members and control of all aspects of our environmental impact, our approach covers other fields of responsibility, such as :

- the sustainability and growth of the Company, which is achieved through productivity levels and economic results that provide the means to grow in a world of fierce competition,
- meeting the needs of our customers with innovative high-quality products and services,
- cost control, particularly through the quality of our relations with suppliers.

Michelin Performance and Responsibility means the global performance of the whole Company, in the long-term.

We hope you will enjoy reading this document!

Contents





To fully understand our strategy and the issues relating to our approach, we recommend that you read the latest *Michelin Performance and Responsibility 2003-2004* report, together with the *Michelin Performance and Responsibility Charter.* The *2005 Annual Report* also includes a wealth of social and environmental data on pages 150 to 161.

All these documents can be downloaded from the "Sustainable mobility" or "Finance" pages at www.michelin.com. Alternatively, contact performance-responsabilite@fr.michelin.com for copies to be sent directly to you.

The Michelin Performance and Responsibility Approach in 2005

The Michelin Performance and Responsibility approach was launched in March 2002 and is based on our resolve to implement the Group's five values:

- **Respect for Customers**
- **Respect for People**
- **Respect for Shareholders**
- **Respect for the Environment**
- **Respect for Facts**

The approach formally expresses our principles, most of which are long-standing, and aims to deal, over time, with the issues facing the long-term development of the Company and road mobility, underpinned by our constant demand for innovation. It serves our mission: to contribute to the progress of mobility of people and goods and, beyond that, to the progress of society.

In 2005, work on the nine areas for specific action continued; the symbol 9 in this document indicates the progress we have made. Among other significant achievements: inclusion of new approach-related indicators in the overall performance indicators of the Group, further appropriation of our objectives in the strategic planning of operational structures, industrial deployment within the *Michelin Manufacturing Way* approach, communication via the Intranet and publication of the second *Michelin Performance and Responsibility* report.

Within several of the Group's entities we are now moving from phase one, during which environmental and social objectives proposed by the approach had been added to operational objectives, to phase two, where the full implications of the approach form an inseparable part of all actions and projects right from the outset. This progression must continue: it is the proof of the strong foothold gained by the approach and ensures we seek balanced progress among our different values. It is in this way that the Michelin Performance and Responsibility spirit can make a greater contribution to the responsible development of the Company.

9 Our contribution to sustainable mobility

The worldwide development of road transportation continues: more than 1.5 billion vehicles will be on the road by 2030.

Against the backdrop of our involvement in the *Sustainable Mobility Project* of the *World Business Council for Sustainable Development* (WBCSD), we have contributed to the identification of seven progress goals in order to face the challenge presented by sustainable mobility. These include key points such as road safety, greenhouse gases, local pollution, traffic congestion and noise. We are continuing to work with the WBCSD in the areas of mobility and responsible development.

We are working within the *Global Road Safety Partnership* which, in 2005, organized in particular several conferences in countries particularly affected by the issue of road safety (India, Iran, Poland, Russia) in order to work on the five major risk factors identified by the World Health Organization: reluctance to wear a seatbelt, reluctance to wear a helmet for two-wheel vehicles, drunk-driving, excessive speed and poor visibility of pedestrians and cyclists.

In June 2005 the *Bibendum Forum and Rally* was held in Kyoto. It was an international event organized by Michelin with the goal of promoting "safe and clean" vehicles contributing to sustainable mobility. After the technical Forum, 47 cars and 4 trucks, representative of many different types of engine design, demonstrated their technological maturity on the Kyoto-Nagoya road.
In 2005, we also distributed the *Shanghai Report*, which brought together all the information collected during the sixth Challenge Bibendum (Shanghai, October 2004).

Last but not least, we increased our involvement in advancing road safety:

- "Fill up with air" free tire pressure checking campaigns: 88 campaigns in 25 countries, nearly 15,000 vehicles examined;
- safety initiatives (training, awareness, donations of equipment, etc.): 42 campaigns in 24 countries, with a total budget of €3.5 million.



Respect for Customers

The world tire market

The world tire market represented $92 billion US in 2004, compared to $80 billion US and $71 billion US in 2003 and 2002 respectively.
It is principally a replacement market: 75% in volume.

World market by tire category

(in value)

	2004	2005
Passenger car and light truck	56.5%	63.3%
Truck	28.7%	25.0%
Earthmover	6.9%	5.1%
Two-wheel	3.7%	3.9%
Agricultural	3.6%	2.2%
Aircraft	0.6%	0.5%

Source: Michelin estimates

World market by geographical zone

(in volume)



Europe	26.2%
North America	26.7%
South America	6.4%
China	11.3%
Japan	8.3%
Other Asian countries	13.2%
Africa and Middle East	7.9%

2004 sales in tonnage of passenger car - light truck and truck tires: 1 truck tire ≈ 6 passenger car - light truck tires

Source: LMC 2005 and Michelin estimates

World market by manufacturer

(in net sales)



Michelin	19.4%
Bridgestone	18.2%
Goodyear	16.5%
Continental	6.6%
Pirelli	4.4%
Sumitomo Rubber	3.4%
Yokohama Rubber	3.1%
Cooper Tire	2.3%
Hankook Tire	2.1%
Toyo Tire	1.8%
Kumho Industrial	1.7%
Others	20.5%

Source: Tire Business 2005

Preparing for the future through innovation

Research and development costs

(as a percentage of net sales)


4
3
2
1
0
4.5
4.6
3.8*
3.6*
3.0
3.1
3.0
2.8
2.3
2.1
Michelin
Bridgestone
Goodyear
2002
2003
2004
2005

*After moving to International Financial Reporting Standards
2005 figures not available for the other manufacturers

Source: annual reports

Michelin Durable Technologies

In October 2005, under the name Michelin Durable Technologies, we introduced two types of innovations concerning the architecture and tread pattern of truck tires:

- "Infinicoil" technology, a 400 meter-long thread wound round the circumference of the tire to improve endurance;
- "Raindrop sipes" which re-generate the tread pattern, and "Double Wave" sipes with an auto-blocking effect. They reduce wear and improve grip throughout the lifespan of the tire. The XDN2 Grip is the first tire to benefit from this innovation *(see opposite)*.

€400 million will be invested over five years in the production of new ranges using these technologies.

2CT technology on motorbike tires

2CT (2 Compound Technology) dual rubber technology means that a soft rubber compound can be used on the tire shoulders – for improved safety when cornering in the wet and in cold weather – together with a hard rubber compound in the center of the tread for greater durability.

This technology, developed as a result of involvement with MotoGP motor racing and introduced into the Michelin Power Race high performance tire in 2005, will be progressively rolled out in other product ranges.

Preparing for the future through industrial investment

The world tire market is growing quite steadily by 2 to 3% per year. To meet this demand, Michelin group's 2005 industrial investments amounted to €1.3 billion, particularly in:

- productivity investments in countries with mature markets, where average annual growth over the period 2003-2007 is estimated at 1.5%;
- capacity investments in emerging countries, where average annual growth is estimated at more than 7% over the same period.

The responsible performance of our products and services

Our efforts in research and development are targeted mainly at designing tires which provide a balanced response to the main expectations of our customers:

- grip,
- durability,
- energy efficiency.

(see also p. 8)

Michelin XDN2 Grip truck tire

The new XDN2 Grip tire was launched in 2005 and benefits from Michelin Durable Technologies "Double Wave" and "Raindrop" sipes, in both new and retread versions.

As a result of these innovations in tread design, the XDN2 Grip has a lifespan 25% greater than that of its predecessor, the XDN Grip. In addition, the "Raindrop" sipes, buried in the center of the tread blocks when the tread is new, appear on the surface when the tread is two-thirds worn. This improves the tire's wet grip by 30%.

Extension of the passenger car and light truck tire ranges

For the Passenger Car and Light Truck Product Line, in 2005 priority was given to the extension of tire size ranges launched in previous years. This means that more customers could benefit from our earlier advances.

Distribution, for better customer service

We are pursuing the implementation of *Michelin Exelagri*, a network of distributors who stand out for their quality of service and skill. With the goal of offering better service to our customer users in the agricultural sector, our *Michelin Exelagri* partners commit to respecting a service quality charter, which guarantees services tailored to meet the requirements of farmers. At Michelin, we commit to support dealers through training programs and by offering communication and promotional material.

The network was launched in 2004 in France and Italy, and was extended to Austria, Germany, Portugal, Spain, Switzerland and the UK in 2005. It currently has 350 points of sale.

Making travel easier

Maps and guides supporting mobility

The Michelin guide offer expanded with a new collection, *Michelin Voyager Pratique* (available in French). The collection is designed to assist travelers in making their own arrangements in keeping with budget and time available. It also gives information on the main cultural and social issues facing the destination country. The collection was launched in March 2005 and currently comprises 19 titles.

The year 2005 also witnessed the publication of the Michelin Guide *New York City* and the launch of a new High Resistance road map printed on water-and tear-resistant material.

ViaMichelin, a major player in the navigation market

In 2005, ViaMichelin, the European digital mobility assistance solutions provider, launched its first portable GPS navigation system, the X930. In addition, ViaMichelin Trafic – a service which provides traffic information for the whole of France in real time and on most navigation systems – was also launched.

The ViaMichelin website (www.viamichelin.com) strengthened its position as leader in European online route planning services, with an average of 23 million visits per month and peaks of more than a million visits a day.

Tracking the satisfaction of our customers

Equity* 2005

*Brand Equity = salience x perceived quality


10
8
6
4
2
0
Michelin
Best competitor
6.6
4.8
6.9
6.4
4.3
6.9
7.9
5.8
5.0
8.3
8.2
8.1
Europe**
United States
Brazil
China
Japan
Thailand

**France, Germany, Italy, Netherlands, Russia, Spain, Sweden, United Kingdom

Sources: Europe, TNS-Sofres; United States, Liebermann Research; Brazil, Sinergia; China - Japan - Thailand, Research International.

Some noteworthy facts

Pilot Exalto, tire of the year in Spain

The jury of the Spanish magazine *Neumáticos y mecánica rápida*, made up of tire professionals and specialist journalists, elected the Michelin Pilot Exalto passenger car tire "Tire of the Year 2005".

X-Ice North rated number 1 by Test World

The new Michelin X-Ice North studded tire was rated top in comparative trials carried out by *Test World*, an independent Finnish organization widely recognized by customers in Nordic countries.

Michelin on the A380

The long-haul aircraft A380 made its inaugural flight in April 2005 equipped with radial tires using the most advanced Michelin technology.



Respect for People

Our socio-economic footprint in 2005



Customers
€15,590 m.
Other revenues
€553 m.
Funds remaining within the company for financing investment and dealing with risks €809 m.
€4,780 m.
Personnel
Salaries, social contributions and pension funds
€221 m.
Shareholders
€619 m.
States and local authorities, taxes
€280 m.
Banks
€8,977 m.
Suppliers

In 2005, our net sales amounted to €15,590 million giving an operating income of €1,368 million and a net result of €889 million.

The quality of work life at our sites

Safety at work

Evolution of the Lost Time Injury Frequency and Severity Rates of workplace accidents

	2003	2004	2005
Frequency Rate	9.93	5.73	3.61
Severity Rate	0.46	0.32	0.25
Number of plants with frequency rate=0	1	8	8

The substantial progress in terms of workplace safety achieved in recent years is the result of a great many initiatives implemented to reinforce the Group's safety culture. Initiatives in 2005 included:

- training programs deployed among workshop managers at 95% of Group sites and among 78% of maintenance employees;
- the analysis of work stations by a multidisciplinary team; including operators, in order to better control the risks and the means of prevention;
- a large-scale poster campaign on the theme "Safety is everyone's business".

However, there were regretfully three fatal accidents.
The first occurred in Germany while an earthmover tire was being inflated, the second in France, when a fork-lift truck accidentally overturned. The third was the result of a road accident in the United States.

Lost Time Injury Frequency Rate of workplace accidents by geographical zone



2003
2004
2005
15
10
5
0
Europe
North America
South America
Asia
Africa Middle East
Group average

Work station ergonomics

The work stations of 90% of the sites had been evaluated by end 2005 using our ergonomy level assessment method EVANE (EVAluation du Niveau Ergonomique). An action plan which aims to reduce the number of highly physically demanding workstations is being deployed.

Our industrial hygiene policy

With the help of correspondents from the Hygiene network established in 2005, a vast program of work station chemical risk assessment and prevention was implemented in France and Italy. It is being progressively rolled out across the Group.

The quality of work environment

The project team chose two areas for improvement: recreational facilities and health. In each plant a careful study led to a progress plan for every situation. Many facilities were renovated in 2005, and in addition, a large number of health-related initiatives were started (eg fitness, diet, anti-smoking and anti-drinking initiatives). This took place through the *Michelin Manufacturing Way* approach.

Training

In 2005, 5.9 million hours were spent on training – an average of 50 hours per person on the payroll and 73 hours per person trained. The average access rate (number of hours of training compared to the number of hours worked) was 2.8%.

Breakdown by training category

(as a percentage of total hours)



100
75
50
25
0
Management training
Specific professional training
General training
Production workers
Administrative employees and technicians
Managers
Group

Diversity

Male/Female distribution by hierarchical level

(as a percentage, as of 12/31/05)



College of Directors*
96.8
3.2
Senior management
96.6
3.4
Management
85.7
14.3
Administrative employees and technicians
73.8
26.2
Production workers
91.5
8.5
% men
% women
0
25
50
75
100

*Composed of 32 members, the College of Directors includes the Group Executive Council and the directors of the Product Lines and Group services

The Group's *Diversity Council* has chosen five development areas: culture and nationality, gender, ethnic origin, age and physical capability.

In order to prepare the actions corresponding to these development areas, an awareness program was deployed in 2005 for 260 members of the central management teams.

In June, more than 300 managers met at the first Michelin Worldwide Diversity Conference in Clermont-Ferrand.

Among the achievements of 2005: in Poland, industrial projects plan for adaptations to improve the ergonomics of the working environment for disabled workers, and in France, the Company signed an agreement with employee representatives to help develop the inclusion of women in the workplace.

Geographical origin of members of the management team

(as a percentage, as of 12/31/2005)


78.0
19.5
2.5
College of Directors*
76.7
18.1
2.8
2.4
Senior management
0
25
50
75
100
Europe
North America
South America
Asia

Achievements in North America in 2005

The Diversity Leadership Team continued its diversity management program:

- implementation of a mentoring program for 40 female and ethnic minority employees with high potential;
- creation of a Michelin network of African-American employees, a discussion forum contributing to professional development;
- continuation of the 4-hour training session on diversity issues; between 2003 and 2005, more than 17,000 employees, representing 70% of the zone's total workforce, were trained.

In 2005, the *American Association for Retired Persons* recognized Michelin North America as being among the top 50 best employers for employees over age 50.

The progression of compensation

Through its compensation policy, Michelin aims to reward individual skills while seeking the optimum balance between economic performance and employee satisfaction, in a long-term approach. In 2005, the progression of compensation varied according to country by 0% to 15% in Europe, by 2.5% to 6.7% in North America, by 2.9% to 12% in South America, by 1.2% to 12% in Asia and by 3.7% to 15.6% in Africa and the Middle East. Compensation takes into account responsibilities, individual performance, career management, market changes and local conditions.

Payroll distribution by geographical zone in 2005

(in millions of euros)


1,200
900
600
300
0
Production workers
Administrative employees and technicians
Managers
Europe
North America
South America
Asia
Africa Middle East

Labor relations

In 2005, more than 1,600 meetings with trade unions were held within the Group on a wide range of topics. More than 42 new collective agreements were signed.

Collective agreements are in place in Algeria, Belgium, Brazil, Canada, China, Colombia, France, Germany, Hungary, Italy, Japan, Mexico, the Netherlands, Nigeria, Poland, Romania, Spain, Sweden, Taiwan, Thailand, United Kingdom and United States. On average, they concern more than 96% of these countries' employees.

Suppliers

Purchases represented 57% of our expenditure in 2005. As a result, we consider it essential to work with suppliers who adopt the same principles of responsible development.

The *Michelin Purchasing Code*, published at the end of 2004 and communicated to our suppliers in 2005, sets out our requirements in terms of social and environmental issues, over and above our requirements relating to their products and services. An essential condition is respect for the fundamental principles of the International Labor Organization. These points are examined with our suppliers during our regular visits.

9 Community relations

Michelin Développement

By providing technical support for over 200 SMEs and financial loan agreements for around 100 projects, the eight European *Michelin Développement* companies were involved in 2005 in the creation of around 1,600 jobs in local enterprises (including more than 240 in the United Kingdom, 350 in Spain and 600 in France). A new *Michelin Développement* company has just been created in Romania.

Community involvement

Wherever we operate, we take an active part in the life of the community. In 2005, employees spent more than 11,000 days on more than 2,500 specific initiatives. More than €5.5 million were spent by the Group on external organizations. 80% of this sum was spent on health and social issues and on sporting and cultural activities, 10% on teaching and education and 10% on road safety.

Our relationship with public authorities

This activity further developed in 2005. For example, the Company acted as one of the consultants for the European Commission on the *European transport policy for 2010 White Paper*, which gave us the opportunity to demonstrate the advantages of low rolling resistance tires in terms of energy consumption and CO_2 emissions.

We also organized two sessions of the Discussions on Mobility in Brussels, intended for high-ranking European civil servants. The discussions centered on topics related to our activity and dealt with both corporate governance and the role of companies in regional development.



Respect for Shareholders

Who are our shareholders?

There were 193,455 Michelin shareholders at the end of 2005, including 64,558 Group employees.

Breakdown of Michelin's capital

(as of 12/31/2005)



Employees Company savings plan	2.1%
Individual shareholders	15.2%
Caisse des Dépôts et Consignations	4.1%
Other French institutional investors	27.8%
Capital Research and Management Company	5.0%
Other non-resident institutional investors	45.8%

Our relationship with our shareholders

Publications for our shareholders and investors

Giving our shareholders and investors clear and detailed information is a major objective. In 2005, we have published:

- the *Migrating to IFRS Standards Guide* (January 2005);
- the *Consolidated Earnings Guide 2004* (March 2005);
- the *Annual Report 2004* (April 2005);
- the *Corporate Report 2004* (distributed to shareholders five weeks before the Annual General Meeting);
- the *Letter to Shareholders* (March, September);
- the *Consolidated Earnings Guide 1st half 2005* (August 2005), detailed report on the half-yearly accounts;
- the *Fact Book 2005*, a digest of facts and information on the Group and the tire industry (March 2005);
- the second *Michelin Performance and Responsibility* report covering the period 2003-2004.

These documents, in addition to all the presentations and press releases for institutional investors, may be consulted on our Internet site, www.michelin.com/corporate which is continually updated and improved.

Information meetings

Numerous meetings of shareholders, investors and analysts were held in 2005. These were opportunities for exchange on the Group's development prospects:

- 175 meetings with institutional analysts and investors in 16 countries;
- 5 shareholders' meetings in France (Annecy, Nantes, Paris, Rouen, Toulouse);
- a meeting with SRI (Socially Responsible Investment) analysts.

The Shareholders' Consultative Committee

The committee comprises twelve members, including two employee shareholders. Its role is to contribute to improving financial communication between Michelin and its shareholders. It met twice in 2005 (March and September) with one session devoted to the *Michelin Performance and Responsibility* report 2003-2004.

Corporate governance

Three Managing Partners, Mr Édouard Michelin, Mr René Zingraff and Mr Michel Rollier are in charge of running the Group. Mr Rollier was appointed at the Annual General Meeting of Shareholders on May, 20, 2005; two new members of the Supervisory Board were also appointed. This brings the number of members to seven in total, six of whom are independent, in that "they are not bound by any ties whatsoever to the Company, the Group or its management, in a way that might alter their free judgment". Two specialist committees, the Audit Committee and the Compensation Committee, are composed respectively of four and seven members from the Supervisory Board, to which they provide assistance.

9 Company risk management

The Company's risk management approach is coordinated by the Group's Risk Manager. It involves operational management, Group Services and internal and external audit groups. Industrial risks were mapped out in 2003-2004. This meant we could establish an action plan for better control, in particular regarding fire, which is our principal risk. In 2005, six fire break-outs were considered to be significant.

Our economic performance in 2005

The year 2005 was characterized by a reasonable rise in tire markets across the world and by continued sharp increases in the cost of raw materials. The price of oil rose by 41%, butadiene by 42%, styrene by 11%, carbon black by 48% and natural rubber by 15%.
The Michelin Group pursued its program to improve its cost structure, while maintaining its sales prices. Net sales progressed by 3.6%, to €15,590 million.

2001-2003 financial statistics are reported using French standards; 2004 and 2005 statistics use International Financial Reporting Standards.

Net sales

(in millions of euros)



Europe
North America
Other zones*
15,775
15,645
15,370
15,048
15,590
15,000
10,000
5,000
0
01
02
03
04
05

*Africa, Asia, Middle-East, South America, Pacific

Operating income

In 2005, operating income before non-recurring items was €1,368 million, an increase of 5.0%, that is to say an operating margin before non-recurring items of 8.8%, compared to 8.7% in 2004.

Evolution of reporting segment information

Since January 1, 2005, the presentation of Michelin's reporting segment information has moved closer to its industrial and commercial organization. Tire distribution activities have been integrated into the corresponding industrial activities, SR1 *Passenger Car and Light Truck* and SR2 *Truck*. A new SR3 *Specialty Activities* segment has been created: it brings together Earthmover, Agriculture, Two-wheel and Aircraft tires, Maps and Guides, ViaMichelin, and Michelin Lifestyle brand extension products.

	Progression of net sales 2005/2004	Share of net sales	Share of operating income
SR1	+ 3.9%	55%	57%
SR2	+ 3.5%	33%	33%
SR3	+ 2.5%	12%	10%

Net income Group share

(in millions of euros)



1,000
800
600
400
200
0
296
581
318
645
889
01
02
03
04
05

Net financial debt

(in millions of euros)



Total
Debt-to-equity ratio
5,000
4,000
3,000
2,000
1,000
0
4,881
3,818
3,440
3,292
4,083
120%
100%
80%
60%
01
02
03
04
05

The Michelin share

	2002	2003	2004	2005
Basic earnings per share	4.28	2.23	4.46	6.12
Net dividend per share	0.93	0.93	1.25	1.35

(2005 dividend submitted for approval at the Annual General Meeting of Shareholders of May, 12, 2006)

Performance of Michelin, Bridgestone and Goodyear shares

(base 100: 1998)



Michelin
Bridgestone
Goodyear
120
100
80
60
40
20
0
89
75
27
98
99
00
01
02
03
04
05

Performance of Michelin share compared to the worldwide automotive and tire indices

(base 100: 1998)



Michelin
World automotive index
World tire index
140
120
100
80
60
40
20
0
152
94
89
98
99
00
01
02
03
04
05

External assessment

Financial rating

End 2005, the Standard & Poor's and Moody's ratings for the Group were the following:

		CGEM*
Short term	Standard & Poor's	A2
	Moody's	P2
Long term	Standard & Poor's	BBB+
	Moody's	Baa2

**CGEM: Compagnie Générale des Établissements Michelin*

"Corporate Social Responsibility" Rating

End 2005, the Group was listed in four SRI (Socially Responsible Investment) indices: ASPI Eurozone, DJSI World, DJSI STOXX and ESI.

Michelin was also singled out as being among the top ten French companies for the quality of its information on sustainable development (the list of winners was drawn up by the Utopies specialist agency from the 2004 Global Reporters reference study).

Respect for the Environment

9 Environmental management of our sites

Tire production in ISO 14001 certified sites

(as a percentage of total tonnage)


100
80
60
40
20
0
37%
65%
80%
90%
90%
94.8%
00
01
02
03
04
05

Sites certified in 2005 are located on four continents and, in addition to tire production sites, comprise rubber plantations, Technology Center sites and semi-finished production plants.

Environmental indicators

Our environmental indicators cover an estimated 95% of the Group's industrial activities, as well as research and development activities and rubber plantations.
In 2005, the Michelin Group sold its wheel manufacturing business. As a consequence, the following table compares 2005 statistics with 2003-2004 statistics recalculated on an equivalent basis.

	Unit	2003*	2004*	2005	Variation 2005/2004
Water consumption	m^3/t	**16.0**	**15.3**	**15.0**	- 1.8%
Energy consumption	GJ/t	**17.3**	**17.1**	**17.4**	+ 1.8%
of which: fixed Michelin sources		*10.8*	*10.5*	*10.6*	
steam (subcontracted)		*1.1*	*1.0*	*1.0*	
electricity		*5.5*	*5.6*	*5.7*	
CO_2 emissions	t/t	**1.50**	**1.48**	**1.53**	+ 3.3%
of which: fixed Michelin sources		*0.76*	*0.73*	*0.75*	
steam (subcontracted)		*0.12*	*0.12*	*0.11*	
electricity		*0.61*	*0.63*	*0.66*	
Emissions of Volatile Organic Compounds (VOCs)	kg/t	**4.77**	**4.56**	**4.27**	- 6.2%
Emissions of sulfur dioxide (SO_2)	kg/t	**2.18**	**1.68**	**1.65**	- 1.9%
Emissions of nitrogen dioxide (NO_2)	kg/t	**1.08**	**0.96**	**1.01**	+ 4.5%
Production of waste	kg/t	**132**	**138**	**140**	+ 1.7%
Amount of waste disposed of in landfill	kg/t	**38**	**35**	**33**	- 6.4%

**2003 and 2004: pro forma data excluding Wheels business activity*

Greenhouse gases

The increase in direct emissions of CO_2 (fixed Michelin sources) is linked to a modification in energy sources rather than the increase in energy consumption per tonne of finished product (1.7% increase). Indeed, the share of natural gas in our energy mix has declined from 60 to 57% and has given way to fuel oil, due to supply difficulties caused by the hurricanes in North America.

In the countries of the European Union, CO_2 emissions are subject to quota regulations. In 2005, emissions from our European sites were slightly below the level of the attributed quotas.

Solvent consumption

Across the Group, our consumption of solvents has decreased by 6.2% compared to 2004 and by 10.5% since 2003.
In Europe, the reduction program for the Passenger Car and Light Truck Product Line started in 1992. Since then, consumption has been reduced by 58%.

Solvent consumption in the Passenger Car-Light Truck Product Line in Europe

(base 100: 1992)


100
80
60
40
20
0
End 2005:
-58%
Goal 2007:
-73.5%
Voluntary reduction policy
Process optimization plan
Fine-tuning and implementation of new process
92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

In 2005, the new manufacturing process (where the solvent is replaced with a thin film of rubber compound underneath the tread) has been implemented in five new sites. Investments are currently being made in order to pursue deployment of the process.

Waste

In 2005, we continued our action to reduce the quantity of waste sent to landfill. On constant scope basis, the gross quantity of waste generated rose by 1.7%, while the quantity disposed of in landfill went down by 6.4%.

The progression of Green tires

In 2005, tires with low rolling resistance, or Green tires, represented three Michelin passenger car tires out of every four sold in Europe and more than half in the world. In the Truck sector, tires from the Energy range represent one tire out of three sold for road and highway use.

Evolution in sales for the X One Truck range in North America

(base 100: 2002)


1,000
800
600
400
200
0
02
03
04
05

Equipping an American Truck with Michelin X One tires leads to a reduction in fuel consumption of up to 5%.

Informing customers for wider use of existing technology

In our opinion, alongside our constant quest to improve energy efficiency through innovation, the reduction in the environmental impact of tires depends on a more widespread use of the most advanced technology already on the market. Indeed, although the rolling resistance of tires on average contributes to the fuel consumption of vehicles by as much as 20% in passenger cars and more than 30% in trucks, the energy efficiency of tires available on the market may vary by 50% for the same vehicle.

This is the reason why, during a forum organized by the International Energy Agency in 2005, we suggested a method of classifying passenger car tires in terms of their energy efficiency. The goal is to assist consumers in their choice of tires by taking this criterion into account.

We have also proposed that authorized maximum rolling resistance values be regulated and that the manufacturers who fit their cars with high energy-efficient tires may take this equipment into account in the rate of CO_2 per kilometer emissions announced to the customer. Tire pressure monitoring must also be encouraged.

In the Truck sector, we organized a pilot awareness campaign in the United Kingdom; this involved press and radio announcements, mailings to over 3,000 customers and meetings between our sales forces and fleet managers, etc. At the end of the campaign, the number of customers aware of the importance of the choice and maintenance of tires had multiplied by two and a half.
This type of campaign will be developed and extended to other countries in 2006.

The environmental impact of tire use

Characterization of tire debris

In 2005, our program to collect and analyze tire debris was extended to truck tires. The average size of the particles collected in this way is greater than that of particles collected from passenger car tires (distribution centered around 50 microns instead of 40).

This work confirms that the proportion of particles remaining airborne is very much less than 5%. We are continuing our analyses so as to specify this value.

Elimination of aromatic oils

The European directive 2005/69/EC prohibiting the use of so-called "aromatic" oils in the manufacture of tires was adopted in November 2005. The ban will be effective from January 1, 2010.

Thanks to a research program that we started at the end of the 1990s, we will be in a position to remove aromatic oils from the composition of our tires by the date set by the directive in Europe, and on the other continents shortly afterwards.

Recycling of end-of-life tires

Rate of recovery of end-of-life tires

(as a percentage of the total volume)



Disposed of and non-documented
Material recovery
Export - reuse
Energy recovery
Retreading within the zone
35
21
19
12
13
15
32
31
10
12
13
31
24
8
25
11
34
25
6
24
11
61
13
11
4
12
45
14
26
3
01
04
Western Europe
01
03*
North America
01
04
Japan

*2004 data not available

Sources: BLIC (European Association of the Rubber Industry), RMA (Rubber Manufacturers Association), JATMA (Japan Automobile Manufacturers Association).

In 2004, the countries of Eastern Europe still sent 55% of their end-of-life tires to landfill. Nevertheless, the average rate of landfill use across Europe went down by 4 points compared to 2003, from 25% to 21%.
For 2005, the first estimates from BLIC already indicate that the recent creation of several end-of-life tire management structures (in Belgium, France, Greece, Hungary and Romania) has quickly accelerated the progression in recovery rates.
The countries of Western Europe which apply the system of producer responsibility are close to their objective of 0% of tires in landfill. In Eastern Europe, more than 50% of the end-of-life tires of three of the largest countries by tonnage is already dealt with by joint companies set up by the manufacturers on our initiative. In North America, the Rubber Manufacturers Association estimates indicate that the rate of landfill use also continued to decline in 2004 and 2005.

Management systems and structures for end-of-life tires throughout the world, end 2005

In Europe:

- Existing system of producer responsibility (the law definies the legal framework and assigns producers (manufacturers, importers) responsibility for organizing the processing of end-of-lifes tires)
- Producer responsibility under preparation
- Liberal system (the law sets the objectives to be met, but does not designate those responsible)
- Parafiscal tax (the State is responsible for the recovery and recycling of end-of-life tires, financed by a tax levied on production and passes on to the customer)
- Unregulated market

ALIAPUR Operational organization for end-of-life tire management



SRO
BEM
RECYTYRE
ALIAPUR
HUREC
ECO ANVELOPE
VALORPNEU
SIGNUS ECOVALOR
ECOPNEUS
ECOELASTIKA

In the rest of the world:

- Brazil and Nigeria: producer responsibility
- United States: parafiscal tax in 36 states, free market or absence of regulation in the others
- Japan and Australia: liberal system
- South Africa, China and Turkey: laws being drafted
- Others: absence of regulation

Layout: (Japa), photo credit: Pierre Soissons

Michelin Performance and Responsibility

23 place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - France
performance-responsabilite@fr.michelin.com

Corporate Communications

23 place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - France
www.michelin.com

MICHELIN
A better way forward